

April 7, 2015

Seamus Lagan
Chief Executive Officer
Medytox Solutions, Inc.
400 S. Australian Avenue
West Palm Beach, Florida 33401

> **Re:** **Medytox Solutions, Inc.**
> **Item 4.01 on Form 8-K**
> **Filed March 19, 2015**
> **File No. 0-54346**

Dear Mr. Lagan:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 4.01 8-K Filed March 19, 2015

1. You disclose that Travis Green, the managing partner of Green & Company, was previously a partner with DKM Certified Public Accountants ("DKM"), the Company's prior independent registered public accounting firm through October 2, 2014. You also disclose that the Company regularly consulted with DKM in regards to accounting, auditing or financial reporting issues as DKM rendered its services. Please describe Mr. Green's involvement with any of these services and describe the services in reasonable detail, including whether they were pre-approved by the audit committee if separate and unrelated to the audit work performed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3322 if you have any questions.

Sincerely,

/s/ Ta Tanisha Meadows

Ta Tanisha Meadows
Staff Accountant